FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic xpi Integration Platform Chosen by Godrej Properties, One of India’s Top   Real Estate Developers, to Connect Its Salesforce.com and SAP Systems

PRESS RELEASE

Magic xpi Integration Platform Chosen by Godrej Properties, One of India’s Top Real Estate Developers, to Connect Its Salesforce.com and SAP Systems

Magic Enables Godrej Properties to Operate More Efficiently

Or Yehuda, Israel, May 1, 2013 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Godrej Properties, one of India’s top real estate developers, currently developing residential, commercial and township projects spread across 82 million square feet in 12 cities, has implemented Magic xpi Integration Platform as its back-end integration engine for connecting its Salesforce.com and SAP R/3 systems.

The Magic xpi integration enables Godrej Properties to automate many processes regarding its customers, sales, pricing, inventory, materials and billing, and maintain up-to-date data in both Salesforce.com and SAP R/3. By integrating data that was previously locked in separate silos, enterprises, such as Godrej Properties, enjoy increased synergies and efficiencies, including: a more complete view of their customers, real-time up-to-date data, automation of mundane tasks, fewer human errors, improved customer service, and increased customer and employee satisfaction. Magic’s enterprise-grade platform and certified connectors to the most popular business systems assure accurate, secure, scalable and high performance applications.

“Magic empowers its customers by enabling them to reliably integrate their applications with a host of internationally renowned enterprise systems with minimum effort. This is crucial for organizations, like Godrej Properties, where maximizing value and employing the best tools to make informed business decisions are of vital importance,” said Ran Lewinski, GM – Distribution of Magic Software Enterprises Ltd. “Magic xpi Integration Platform recently received the India CIO Choice 2013 honor for Enterprise Application Integration Software. This project is another piece of evidence showing the growing adoption of Magic technology among Indian enterprises."

“Using Magic’s technology, we were able to rapidly process transactions, while significantly reducing the risks and costs usually associated with such integration projects,” said Shailesh Joshi, CIO of Godrej Properties. “This project enables our users to maximize the benefits of Salesforce.com and have all our updated customer data in SAP at any given point in time.”

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Tania Amar | VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2013	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic xpi Integration Platform Chosen by Godrej Properties, One of India’s Top Real Estate Developers, to Connect Its Salesforce.com and SAP Systems

Exhibit 10.1